JED OIL INC.

Q2 2005

Quarterly Report to Shareholders

For the Six Months Ended June 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s discussion and analysis (“MD&A”) of JED Oil Inc. (“JED”) for the three and six months ended June 30, 2005. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the three and six months ended June 30, 2005, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements for the year ended December 31, 2004 and accompanying notes contained in the 2004 Annual Report.  This MD&A was written as of August 11, 2005.  All amounts are stated in United States dollars except where otherwise indicated.

CERTAIN FINANCIAL REPORTING MEASURES

The term “funds from operations” or “cash flow”, expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance, leverage and liquidity.  The term “netback”, which is calculated as the average unit sales price, less royalties and operating expenses, represents the cash margin for every barrel of oil equivalent sold. These terms do not have any standardized meaning prescribed by United States Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that cash flow from operations is relevant to our investors and shareholders.  Funds from operations is reconciled to GAAP earnings in a table included in this MD&A.

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“BOE”) using the ratio of six (6) thousand cubic to one (1) barrel of oil (“bbl”).  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This interim report includes forward-looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in our  2004 Annual Report on Form 20-F, our Annual Information Report and elsewhere in this interim report.

Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Incorporation and Commencement of Operations

JED Oil Inc. (“JED” or “the Company”) was incorporated under the laws of the Province of Alberta on September 3, 2003 and commenced oil and gas operations in the second quarter of 2004.  As a result, the financial information in this report comprises the operating results for the three-month and six-month periods ended June 30, 2005 and includes only comparative figures for the three-month and six-month periods ended June 30, 2004.  During the three-month period ended June 30, 2004, the Company completed its initial public offering and commenced trading on the American Stock Exchange under the symbol “JDO”.

Overview

JED’s production for the second quarter averaged 583 barrels of oil equivalent per day, including 406 barrels of medium and heavy oil and 735 thousand cubic feet of natural gas.  This is up 335% from 134 boe per day in the same period in 2004.  For the six-month period ended June 30, 2005, the Company averaged 584 barrels of oil equivalent per day of production compared with 68 barrels of oil equivalent for the same period in 2004. The increase in production is a result of the wells drilled 2004 and to date in 2005.

Summarized Financial and Operational Data

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Exit production rate (boe/d)	705	225	213%	705	225	213%
Oil and natural gas revenues	$1,994,336	$396,171	403%	$3,733,901	$396,171	842%
Average sales volumes (boe/d)	583	134	335%	584	68	759%
Funds from operations	$1,706,938	$69,302	2363%	$2,528,473	($10,556)	24053%
Funds from operations per share, basic	$0.18	$0.01	1700%	$0.26	$0.00	N/A
Net income (loss)	$865,332	($291,676)	397%	$998,921	($362,567)	376%
Net income (loss) per share, basic	$0.09	($0.03)	400%	$0.10	($0.08)	225%
Average number of shares outstanding	9,601,256	9,211,679	4%	9,557,204	4,605,839	108%
Average price for oil and natural gas liquids (US$/bbl)	$38.28	$32.41	18%	$35.30	$32.41	9%
Average price for natural gas (US$/mcf )	$5.99	$5.34	12%	$5.90	$5.34	10%
Operating costs per boe	$6.80	$5.65	20%	$5.06	$5.65	-10%
General and administrative expenses per boe (cash portion)	($3.07)	$29.07	-110%	$2.97	$45.89	94%

Production Volumes

	Three Months Ended June 30			Six Months Ended June 30
Average daily production	2005	2004	Change	2005	2004	Change
Crude oil and natural gas liquids (bbls/d)	406	133	205%	461	67	588%
Natural gas (mcf/d)	1,063	4	26475%	735	2	36650%
Total (boe/d)	583	134	335%	584	68	759%

	Three Months Ended June 30			Six Months Ended June 30
Exit production	2005	2004	Change	2005	2004	Change
Exit oil production (in bbls/day)	555	200	180%	555	200	180%
Exit gas production (in mcf/day)	900	150	500%	900	150	500%
Exit total production (in boe/day)	705	225	213%	705	225	213%

Oil and Natural Gas Revenue

For the quarter, petroleum and natural gas revenues increased 403% to $1,994,336 from $396,171 the same period in 2004. The increase is due to higher production volumes for the quarter as a result of the drilling activities in 2004 and to date in 2005 as well as increased commodity prices.  Production revenue for the quarter consisted of $1,414,961 of crude oil and natural gas liquids and $579,375 of natural gas sales.

For the six months ended June 30, 2005, petroleum and natural gas revenues increase 842% to $3,733,891 from $396,171 for the same period in 2004. The increase is due to higher production volumes for the quarter as a result of the drilling activities in 2004 and to date in 2005 as well as increased commodity prices.

	Three Months Ended June 30			Six Months Ended June 30
Revenue by Product	2005	2004	Change	2005	2004	Change
Crude oil and natural gas liquids	$1,414,961	$394,249	259%	$2,948,821	$394,249	648%
Natural gas	$579,375	$1,922	30044%	$785,080	$1,922	40747%
Total petroleum and natural gas revenue	$1,994,336	$396,171	403%	$3,733,891	$396,171	842%

For the three-month and six-month periods ended June 30, 2005, the Company earned interest revenue of $85,823 (2004 - $159,861) and $209,808 (2004 - $285,641), respectively.

Commodity Pricing

For the three-month and six-month periods ended June 30, 2005, JED realized the following commodity prices compared with the same periods in 2004:

	Three Months Ended June 30			Six Months Ended June 30
Commodity Pricing Benchmarks	2005	2004	Change	2005	2004	Change
West Texas Intermediate (US$/bbl)	$53.17	$38.34	39%	$51.51	$36.75	40%
Exchange rate (1 $CDN = $US)	0.81	0.74	10%	0.81	0.75	8%
West Texas Intermediate (CDN$/bbl)	$65.93	$52.14	26%	$63.87	$49.25	30%
AECO monthly index (Cdn$/mcf)	$7.35	$6.80	8%	$7.11	$6.70	6%

	Three Months Ended June 30			Six Months Ended June 30
Average Prices received by JED	2005	2004	Change	2005	2004	Change
Oil and Natural gas liquids (US$/bbl)	$38.28	$32.41	18%	$35.30	$32.41	9%
Natural gas (US$/mcf )	$5.99	$5.34	12%	$5.90	$5.34	10%
Total (per boe)	$37.57	$32.41	16%	$35.33	$32.41	9%

JED currently does not have any financial derivative contracts or fixed price contracts in place. All crude oil and natural gas volumes are being sold in the spot market.

Operating expenses

Operating expenses increased 422% to $360,962 during the quarter compared to $69,107 during the same period in 2004.  For the six months ended June 30, 2005, operating expenses increased 674% to $535,058 compared to $69,107 during the same period in 2004.  The increase in operating expenses is mainly attributed to the increase in production in 2005 compared to the periods in 2004.  JED commenced field operations during the second quarter of 2004 has realized production volume growth for the three-month and six month periods ended June 30, 2005 of 335% and 759%, respectively, when compared with the same periods in 2004. On a boe basis, operating expenses for the quarter ended June 30, 2005, increased 20% from $5.65 to $6.80 compared with the same period in 2004. The increase in boe operating costs is attributable to the drilling of wells in the Sousa area of Northern Alberta, which is a winter access only area and operating costs are traditionally higher than other year-round access areas.

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Operating expenses	$360,962	$69,107	422%	$535,058	$69,107	674%
As a percentage of production revenue	18%	17%	6%	14%	17%	-18%
Operating expenses per boe	$6.80	$5.65	20%	$5.06	$5.65	-10%

Royalties

Royalties include crown, freehold and gross overriding royalties paid to respective royalty owners based on production and sales of crude oil and natural gas.

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Royalties	$175,008	$62,338	180%	$566,089	$62,338	808%
As a percentage of production revenue	9%	16%	-44%	15%	16%	-6%
Royalties per boe	$3.30	$5.10	-35%	$5.36	$5.10	5%

Management anticipates that based on current commodity prices, the average royalty rates for the remainder of 2005 will remain at the average approximately 20% of petroleum and natural gas revenue.

General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
General and administrative expenses - cash portion (net)	($162,749)	$355,285	-145%	$314,089	$560,923	44%
General and administrative expenses - non-cash portion	$161,124	$68,573	135%	$279,514	$105,420	165%
As a percentage of production revenue - cash portion	-8%	90%	-108%	8%	8%	-
General and administrative expenses per boe - cash portion	($3.07)	$29.07	-110%	$2.97	$45.89	-94%

For the three-month period ended June 30, 2005, general and administrative (“G&A”) expenses, net of capitalized G&A, decreased 145% to a negative $162,749 from $355,285 for the same period in 2004.  For the six month period ended June 30, 2005, G&A expenses decreased by 44% to $314,089 from $560,923 for the same period in 2004. The decrease in G&A is mainly attributable to a 2004 bonus recovery of $803,737 that was recovered from Enterra that was previously expensed in the Company records in 2004.  The recovery of the bonus was approved by the Enterra shareholders in June of 2005.  Without the bonus recovery, G&A, net of capitalized G&A, for the quarter and year to date would have increased 24% and 63%, respectively.  This increase is attributable to the increase in the staff required to manage the increased drilling activities of the Company.

For the three-month and six-month periods ended June 30, 2005, stock based compensation expense relating to the Company’s stock option plan was $161,124 and  $279,514, respectively, compared with $68,573 and $105,420 for the same periods in 2004.  The increase for the periods is due to the increase in the fair value per share of the stock options issued based on the increased volatility from 1% for the three-month and six-month period in 2004 to 33% and 25%, respectively, for the same periods in 2005.  Prior to April 6, 2004, the Company was private and the volatility of the Company’s stock was set at a nominal value of 1%.

Interest Expense

The Company has no outstanding long-term debt, therefore, the Company incurred no interest expense for the three-month and the six-month periods ended June 30, 2005 and 2004.

Depletion, Depreciation and Accretion

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Depletion, depreciation and accretion expense	$713,043	$130,307	447%	$1,437,795	$130,307	1003%
As a percentage of production revenue	36%	33%	9%	38%	33%	15%
Depletion, depreciation and accretion expense per boe	$13.43	$10.66	26%	$13.39	$10.66	26%

The Company follows the full cost method of accounting for oil and gas operations.  Accordingly, the cost of all successful and unsuccessful wells are added to the Company’s capital base and depleted at the rate of production over the remaining proved reserves as determined by independent reserve engineers at December 31, 2004 and by the Company’s internal engineering estimates at June 30, 2005.  With the increased costs associated with the record drilling activity, management expects depletion, depreciation and accretion per boe to remain at its current level for the remainder of 2005.

Income Taxes

Due to the its current size, the Company has recorded no income, capital or other taxes for the three-month and six month periods ended June 30, 2005 and 2004.

Net Income

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Net income (loss)	$865,332	($291,676)	397%	$998,921	($362,567)	376%
Net income (loss) as a percentage of total revenue	42%	-52%	181%	25%	-53%	147%
Net income (loss) on a per boe basis	$16.31	($23.86)	168%	$9.45	($29.66)	132%
Net income (loss) per share - basic	$0.09	($0.03)	400%	$0.10	($0.08)	225%
Net income (loss) per share - diluted	$0.08	($0.03)	367%	$0.10	($0.08)	225%
Weighted average number of shares outstanding	9,601,256	9,211,679	4%	9,557,204	4,605,839	108%

Net income for the quarter ended June 30, 2005 was $865,332 compared to a loss of $291,676 for the same period in 2004.  Net income for the six-month period ended June 30, 2005 was $998,921 compared to a loss of $362,567 for the same period in 2004. The increase in earnings is mainly due to increased oil and natural gas production revenue in the quarter compared with the same periods in 2004.  The Company had just commenced drilling operations in the second quarter of 2004 and has realized a significant increase in petroleum and natural gas revenues for the periods in 2005.

Net income per basic share was $0.09  and $0.08 per diluted share for the three-months ended June 30, 2005 compared with a loss per share of $0.03 for both basic and diluted in the same periods in 2004.  For the six-month period ended June 2005, net income per basic and diluted share was $0.10 compared with a loss per basic and diluted share of $0.08 for the same period in 2004.

Funds From Operations

Funds from operations increased 2,363% to $1,706,938 for the quarter compared to $69,302 during the same period in 2004.  The increase in is mainly due to the increased oil and natural gas production revenue in quarter of 2005 versus the same period in 2004. Funds from operation per basic share in the quarter was $0.18 compared with $0.01 per basic share in the same quarter of 2004.

Funds from operations increased 24,053% to $2,528,473 for the six-month period compared to a negative cash flow of $10,556 during the same period in 2004.  The increase in is mainly due to the increased oil and natural gas production revenue in 2005 versus the same period in 2004. Funds from operations per basic share in the quarter was $0.26 compared with $0.00 per basic share in the same quarter of 2004.

It is management’s view that funds from operations is a very useful measure of performance.  Funds from operations is a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-cash and non-recurring events that may otherwise distort the financial results.  Funds from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Net income (loss)	$865,332	($291,676)	397%	$998,921	($362,567)	376%
Add back (subtract) non-cash items:
Depletion, depreciation and accretion	$713,043	$130,307	447%	$1,437,795	$130,307	1003%
Foreign exchange (gain) loss	($32,561)	$162,098	-120%	($187,757)	$116,284	-261%
Stock-based compensation	$161,124	$68,573	135%	$279,514	$105,420	165%
Funds from operations	$1,706,938	$69,302	2363%	$2,528,473	($10,556)	24053%
As a percentage of total revenue	82%	12%	583%	64%	-2%	3300%
Funds from operations per boe	$32.16	$5.67	467%	$23.92	($0.86)	2881%
Per share information
Funds from operations per share - basic	$0.18	$0.01	1700%	$0.26	$0.00	N/A
Funds from operations per share - diluted	$0.17	$0.01	1600%	$0.25	$0.00	N/A
Weighted average number of shares outstanding	9,601,256	9,211,679	4%	9,557,204	4,605,839	108%

Capital Expenditures

Cash capital expenditures for the quarter ended June 30, 2005 were $7,321,689 compared to $3,584,483 in the same period in 2004. For the six months ended June 30, 2005, the Company has invested $14,634,930 compared to $4,130,543 for the same period in 2004.

During the second quarter 2005, the Company drilled 15 gross wells (6.1 net) with an overall success rate of 73% which included 4 gross wells (2.8 net) at Provost in Central Alberta and 11 gross wells (3.3 net) drilled at Princess in Southern Alberta.

	Three Months Ended June 30			Six Months Ended June 30
Capital Expenditures	2005	2004	Change	2005	2004	Change
Drilling and completions	$5,185,597	$2,824,301	84%	$10,158,759	$3,097,719	228%
Facilities and equipment	$2,013,223	$593,519	239%	$4,326,310	$706,762	512%
Corporate	$122,869	$166,663	-26%	$149,861	326,062	-54%
Total	$7,321,689	$3,584,483	104%	$14,634,930	$4,130,543	254%

Liquidity and Capital Resources

The Company currently does not have a bank credit facility.  The Company is currently working with a Canadian banking institution to set up a bank credit facility and the Company expects to have a facility set up during the last half of 2005.

On August 3, 2005, the Company closed a $20,000,000 Convertible Subordinated Note Agreement with a qualified limited partnership. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005 and has a term through February 1, 2008. The proceeds on the note will be used to fund the capital drilling program for the remainder of 2005.  With the closing of the Convertible Note and with the anticipated cash flow from operating activities for the year, the Company has sufficient capital resources to fund its anticipated drilling program through the end of 2005.

At August 11, 2005, JED had a total of 9,710,169 shares outstanding (December 31, 2004 – 9,500,000).

Commitments and Guarantees

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6 or by email at jedinfo@jedoil.com.  Information is also available on the Company’s website at www.jedoil.com.

JED Oil Inc.

CONSOLIDATED BALANCE SHEETS

 (In United States Dollars)

(unaudited)

As at

	June 30, 2005	December 31, 2004
	$	$
ASSETS
Current
Cash and cash equivalents	1,454,790	18,657,007
Accounts receivable	2,074,652	773,433
Prepaid expenses	56,702	27,463
Due from Enterra Energy Trust [note 5]	3,114,050	1,796,632
Due from JMG Exploration, Inc. [note 5]	669,613	376,855
Due from related party [note 5]	12,626	5,931
Loan receivable from Enterra Energy Trust [note 5]	6,229,332	1,992,032
	13,611,765	23,629,353

Property and equipment [note 3]
Oil and gas, on the basis of full cost accounting
Proved properties	24,401,233	9,850,326
Properties not being depleted	966,000	322,000
Other	271,392	180,811
	25,638,625	10,353,137
Less: Accumulated depletion and depreciation	(6,363,560)	(4,948,743)
	19,275,065	5,404,394
	32,886,830	29,033,747
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	1,802,110	1,792,835
Accrued capital liabilities	4,147,783	1,231,385
Accrued other liabilities	460,774	2,301,908
	6,410,667	5,326,128

Asset retirement obligations [note 6]	924,878	255,164
	7,335,545	5,581,292

Stockholders’ equity
Share capital [note 4]
Common stock – no par value; unlimited authorized; 9,706,169 shares issued and outstanding at June 30, 2005 and 9,500,000 shares issued and outstanding at December 31, 2004	31,105,954	29,710,573
Additional paid-in capital	328,818	223,842
Share purchase warrants	38,948	60,410
Accumulated deficit	(7,907,613)	(8,906,534)
Accumulated other comprehensive income	1,985,178	2,364,164
	25,551,285	23,452,455
	32,886,830	29,033,747

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

 (In United States Dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2005	2004	2005	2004
	$	$	$	$

Revenue
Petroleum and natural gas	1,994,336	396,171	3,733,901	396,171
Royalties	(175,008)	(62,338)	(566,089)	(62,338)
	1,819,328	333,833	3,167,812	333,833
Interest	85,823	159,861	209,808	285,641
	1,905,151	493,694	3,377,620	619,474

Expenses
Production	360,962	69,107	535,058	69,107
Depletion, depreciation and accretion	713,043	130,307	1,437,795	130,307
General and administrative	(162,749)	355,285	314,089	560,923
Stock-based compensation [note 2]	161,124	68,573	279,514	105,420
Foreign exchange (gain) loss	(32,561)	162,098	(187,757)	116,284
	1,039,819	785,370	2,378,699	982,041

Net income (loss) for the period	865,332	(291,676)	998,921	(362,567)

Deficit, beginning of period	(8,772,945)	(430,495)	(8,906,534)	(359,604)

Deficit, end of period	(7,907,613)	(722,171)	(7,907,613)	(722,171)

Net income (loss) for the period per common share [note 7]
- basic	0.09	(0.03)	0.10	(0.08)
- diluted	0.08	(0.03)	0.10	(0.08)

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

 (In United States Dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2005	2004	2005	2004
	$	$	$	$
OPERATIONS
Net income (loss) for the period	865,332	(291,676)	998,921	(362,567)
Adjustments to reconcile net loss to cash flows from operating activities:
Foreign exchange (gain) loss	(32,561)	162,098	(187,757)	116,284
Stock-based compensation	161,124	68,573	279,514	105,420
Depletion, depreciation and accretion	713,043	130,307	1,437,795	130,307
Amortization of deferred financing costs	-	-	-	1,393
Other changes:
Increase in accounts receivable	(1,195,769)	(1,312,401)	(1,301,219)	(1,646,193)
Decrease (increase) in prepaid expenses	10,172	234,344	(29,239)	134,253
Increase in due from Enterra Energy Trust	(1,380,363)	-	(1,317,418)	-
(Decrease) increase in accounts payable and accrued liabilities	(1,274,869)	1,755,148	(3,063,244)	2,058,190
Decrease (increase) in due from related parties	121,785	(14,035)	(299,453)	(33,876)
Cash (used in) provided by operations	(2,012,106)	732,358	(3,482,100)	503,211

FINANCING
Share issue costs	-	-	-	(3,720)
Issue of common shares, net of related costs	1,107,706	8,911,145	1,199,381	8,911,145
Issue of share purchase warrants	-	60,410	-	60,410
Cash provided by financing activities	1,107,706	8,971,555	1,199,381	8,967,835

INVESTING
Loan to Enterra Energy Trust	-	-	(7,945,075)	-
Repayment of loan by Enterra Energy Trust	1,715,743	-	3,707,775	-
Repayment of loan by third party	-	-	-	4,527,277
Purchase of property and equipment	(3,173,906)	(3,584,483)	(10,487,147)	(4,123,311)
Funds advanced to joint venture partner	-	-	-	(12,832,125)
Funds received from joint venture partner	-	12,636,587	-	12,636,587
Cash (used in) provided by investing activities	(1,458,163)	9,052,104	(14,724,447)	208,428

Effect of foreign exchange on cash and cash equivalent balances	(135,813)	(201,607)	(195,051)	(430,236)
Net (decrease) increase in cash and cash equivalents	(2,498,376)	18,554,410	(17,202,217)	9,249,238

Cash and cash equivalents, beginning of period	3,953,166	6,783,459	18,657,007	16,088,631
Cash and cash equivalents, end of period	1,454,790	25,337,869	1,454,790	25,337,869

During the three and six month periods ended June 30, 2005 and 2004, the Company paid no interest on long-term debt or bank indebtedness and no capital taxes.

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In United States Dollars)

(unaudited)

For the six months ended June 30, 2005

	Shares	Amount
		$

Common stock
Balance, December 31, 2004	9,500,000	29,710,573
Shares issued upon exercise on stock options	146,669	981,218
Shares issued upon exercise of warrants	59,500	414,163
Balance, June 30, 2005	9,706,169	31,105,954

Additional paid in capital
Balance, December 31, 2004		223,842
Stock-based compensation on issued stock options		279,514
Stock-based compensation of stock options exercised		(174,538)
Balance, June 30, 2005		328,818

Share purchase warrants
Balance, December 31, 2004		60,410
Fair value of warrants exercised		(21,462)
Balance, June 30, 2005		38,948

Deficit
Balance, December 31, 2004		(8,906,534)
Net income for the period		998,921
Balance, June 30, 2005		(7,907,613)

Accumulated other comprehensive income
Balance, December 31, 2004		2,364,164
Foreign exchange translation adjustment		(378,986)
Balance, June 30, 2005		1,985,178
Total stockholders’ equity		25,551,285

The accompanying notes are an integral part of these financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In United States Dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2005 $	2004 $	2005 $	2004 $

Net income (loss) for the period	865,332	(291,676)	998,921	(362,567)

Other comprehensive income
Foreign exchange translation adjustment	(163,693)	(367,427)	(378,986)	(603,096)
Comprehensive income (loss) for the period	701,639	(659,103)	619,935	(965,663)
Comprehensive income (loss) for the period per share, basic and diluted [note 7]	0.07	(0.07)	0.06	(0.21)

The accompanying notes are an integral part of these financial statements.

1.

NATURE OF OPERATIONS

These interim consolidated financial statements and have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.

The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves.  Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control.  These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

2.

STOCK-BASED COMPENSATION

The fair value of common share options granted during the three-month and six-month periods ended June 30, 2005 is estimated to be $244,366 (2004 - $0) and $979,201 (2004 - $714,752), respectively, as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the three months ended June 30		For the six-months ended June 30
	2005	2004	2005	2004
Risk-free interest rate (%)	4.43	5.00	4.25	5.00
Expected life (years)	5.0	5.0	5.0	5.0
Expected volatility (%)	33%	1%	25%	1%
Expected dividend yield (%)	Nil	Nil	Nil	Nil
Fair value of option ($/share)	$6.03	$1.22	$4.84	$1.22

The estimated fair value of the options is amortized to expense over the options vesting period on a straight-line basis. For the three-month and six-month periods ended June 30, 2005, stock based compensation expense of $161,124 (2004 - $68,573) and $279,514 (2004 - $105,420), respectively, was included in the consolidated statement of operations.

During the fourth quarter of 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123-R, a revision to SFAS No. 123, which requires all companies to expense stock-based compensation.  The rule is effective for the first interim period that begins after June 15, 2005. The Company early adopted this statement in 2004 electing to transition under the “Modified Retrospective Approach” as allowed under SFAS No. 123-R. Under this approach, the Company is required to expense all options and stock-based compensation that vested in the year of adoption based on the fair value of the stock compensation determined at the date of grant.  No shares vested prior to 2004.

3.

PROPERTY AND EQUIPMENT

As at June 30, 2005, cost of equipment in the amount of $966,000 (December 31, 2004 - $322,000), were excluded from the depletion calculation. During the three-month and six-month periods ended June 30, 2005, approximately a credit of $88,000 (2004 - $68,000) and $27,500 (2004 - $187,000) of general and administrative costs were capitalized to petroleum and natural gas properties.

4.

SHARE CAPITAL

Common stock

	Shares	Amount $
Balance as at December 31, 2004	9,500,000	29,710,573
Issued upon exercise of stock options	146,669	981,218
Issued upon exercise of warrants	59,500	414,163
Balance as at June 30, 2005	9,706,169	31,105,954

Additional paid in capital

Amount $
Balance as at December 31, 2004	223,842
Stock-based compensation on issued stock options	279,514
Stock-based compensation of stock options exercised	(174,538)
Balance as at June 30, 2005	328,818

Stock options

The following summarizes information concerning outstanding and exercisable stock options as of June 30, 2005:

	Number of options	Weighted average exercise price $
Outstanding as at December 31, 2004	759,167	6.92
Granted	225,000	15.64
Cancelled	(136,665)	6.80
Exercised	(146,669)	5.50
Options outstanding as at June 30, 2005	700,833	10.04
Exercisable as at June 30, 2005	114,170	5.50

	Stock Options Outstanding as of June 30, 2005			Stock Options exercisable at June 30, 2005
Range of exercise prices	Outstanding options	Weighted average exercise price $	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price $
$5.50 – $11.40	360,833	5.74	3.6	114,170	5.50
$12.59 – $16.72	340,000	14.60	4.6	-	-
	700,833	10.04	4.1	114,170	5.50

The 225,000 stock options granted during in the six-month period ended June 30, 2005 vest over a three-year period and expire at various dates in 2010.

During the three-month period ended June 30, 2005, 59,500 share purchase warrants were converted into an equal number of common shares of the Company.

5.

RELATED PARTY TRANSACTIONS

Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the three-month and six months period ended June 30, 2005, the Company charged general and administrative expenses and field operating expenses to Enterra of $2,135,353 and $3,171,731, respectively.  The total outstanding from Enterra at June 30, 2005 was $3,114,050 (December 31, 2004 - $1,796,632).

On December 23, 2004, the Company loaned $1,992,032 (Cdn $2,400,000) to Enterra, a joint venture partner that the Company’s Chairman is also Chairman of the Board of Directors of. The terms of the loan call for interest calculated at the Alberta Treasury Branches prime lending rate plus 0.4% per annum.  The loan was originally repayable on or before June 29, 2005, however, the term of the loan has been extended indefinitely.  During the three-month and six-month periods ended June 30, 2005, the Company loaned additional funds of $Nil and $7,945,075, respectively, under the same terms.  The effective interest rate of the loan is 4.65%. During the three-month and six-month periods ended June 30, 2005, Enterra repaid to the Company $1,715,743 and $3,707,775, respectively. The total outstanding from Enterra under the promissory note at June 30, 2005 was $6,229,332 (December 31, 2004 - $1,992,032).

In August 2004, the Company acquired 250,000 common shares of JMG, a private company at the time of the Company’s investment, which, although it comprised all of the common shares, represented only approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000.  In August 2005, JMG completed its initial public offering which reduced the Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors.  The Company’s investment in JMG was previously accounted for using the equity method.  However, since the carrying value of the investment was reduced to zero at December 31, 2004, and JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment will be recorded.

During the three-month and six-month periods ended June 30, 2005 the Company entered into the following transactions with JMG:

(i)

JED charged JMG for general and administrative services and equipment on a cost recovery basis in the amount of $135,185 and $217,288.  These services were provided at standard industry rates for similar services.

(ii)

In consideration for the assignment of JED’s interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount of $0 and $85,085 for the three-month and six month period ended June 30, 2005, on a cost recovery basis.

The total amount outstanding from JMG at June 30, 2005 was $669,613 (December 31, 2004 - $376,855). These goods and services were provided at standard industry rates for similar services.

At June 30, 2005, due from related party is $12,626 (December 31, 2004 -$5,931) due from a company that is controlled by an officer and director of the Company.

6.

ASSET RETIREMENT OBLIGATIONS

As at June 30, 2005, the estimated present value of the Company’s asset retirement obligation was $924,878 based on an estimated fair value of $1,727,000, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend up to 20 years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

Six months ended June 30

2005 $
Asset retirement obligation, December 31, 2004	255,164
Liabilities incurred	646,737
Accretion expense	22,977
Asset retirement obligation, June 30, 2005	924,878

7.

INCOME PER SHARE

The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.”  Under SFAS No. 128, basic per common share amounts is computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities.  Diluted per common share amounts are computed by dividing net income by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents.  For the three and six-month periods ended June 30, 2005 the weighted average number of common shares outstanding were 9,601,256 (2004 – 9,211,676) and 9,557,204 (2004 – 4,605,839), respectively.

8.

SUBSEQUENT EVENTS

On August 3, 2005, the Company entered into a $20,000,0000 Convertible Subordinated Note Agreement with a qualified investor limited partnership.  The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005 and has a term through February 1, 2008. The note is convertible at the holder’s option into 666,667 common shares of the Company at a value of $30 per share. The Company has undertaken to file a registration statement with the Securities and Exchange Commission by October 2, 2005.

On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereas the Company advanced the party C$5,000,000 for the construction of drilling equipment.  In return for the note, the Company will be provided five dedicated drilling rigs for a period of three years.  The loan will be repaid to the Company through payment from a portion of the drilling rigs daily charges until paid in full.  The note is unsecured, bears no interest and has no set repayment schedule.

9.

COMPARATIVE FIGURES

Certain other prior period amounts have been reclassified to conform with the presentation adopted in the current period.